07006563

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20759

SEC MAIL RECEIVED MAR 2 2007 WASH, D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2006 (MM/DD/YY) AND ENDING January 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Angeloff Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

626 Wilshire Blvd., Suite 727

(No. and Street)

Los Angeles (City) CA (State) 90017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence P. Lichter (858) 320-2850

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lichter, Yu & Associates

(Name – *if individual, state last, first, middle name*)

9191 Towne Centre Drive, Suite 402 San Diego, CA 92122

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dann V. Angeloff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Angeloff Company, as of January 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of Los Angeles } ss.

☑ See Attached Document (Notary to cross out lines 1–6 below)

☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1

2

3

4

5

6 ______________________ Signature of Document Signer No. 1 ______________________ Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 30th (Date) day of January (Month), 2007 (Year), by

(1) Dann V. Angeloff (Name of Signer),

☐ Personally known to me

☒ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2)______________________ (Name of Signer),

☐ Personally known to me

☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Tracy L. Pooler

Signature of Notary Public

TRACEY L. POOLER
Commission # 1585417
Notary Public - California
Los Angeles County
My Comm. Expires Jun 6, 2009

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5

Document Date: ______________ Number of Pages: ______

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

THE ANGELOFF COMPANY

AUDITED FINANCIAL STATEMENTS

JANUARY 31, 2007 AND 2006

LICHTER, YU & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

LOS ANGELES:
16133 VENTURA BOULEVARD
SUITE 520
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 784-3292 FACSIMILIE

SAN DIEGO:
9191 TOWNE CENTRE DRIVE
SUITE 406
SAN DIEGO, CA 92122
(858) 320-2808 TELEPHONE
(858) 320-2828 FACSIMILIE

Independent Auditor's Report

The Board of Directors
The Angeloff Company
Los Angeles, California

We have audited the accompanying statements of financial condition of The Angeloff Company as of January 31, 2007 and 2006, and the related statements of operations and changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining evidence, on a test basis, supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Angeloff Company as of January 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lichter, Yu & Associates

San Diego, California
March 12, 2007

THE ANGELOFF COMPANY
STATEMENTS OF FINANCIAL CONDITION
JANUARY 31, 2007AND 2006

ASSETS

	2007	2006
Current Assets		
Cash in Bank	$53,548	$50,053
Accounts Receivable	2,137	2,116
Investments	10,423	29,512
Total Current Assets	66,108	81,681
Other Assets		
Deposits and Prepaid Expenses	1,529	2,729
Total Other Assets	1,529	2,729
Total Assets	$67,637	$84,410

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
Current Liabilities		
Accounts Payable and Accrued Expense	$238	$2,000
Taxes Payable	8,100	0
Total Liabilities	8,338	2,000
Stockholder's Equity		
Common Stock, Par $ 0.10, Per Share; Authorized 500 Shares, Issued and Outstanding 500 Shares	50	50
Additional Paid in Capital	450	450
Retained Earnings	58,799	81,910
Total Stockholder's Equity	59,299	82,410
Total Liabilities and Stockholder's Equity	$67,637	$84,410

THE ANGELOFF COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JANUARY 31, 2007 AND 2006

	2007	2006
Revenue	$367,414	$280,511
Operating Expenses		
General and Administrative Expenses	261,285	280,207
Income From Operations	106,129	304
Other Income (Expense)		
Realized Gain (Loss)	422,508	0
Unrealized Gain (Loss)	(1,317)	458
Interest Income	18,469	2,171
Other Income and (Expense)	439,660	2,629
Net Income before Provision For Income Taxes	545,789	2,933
Income tax provision	8,900	800
NET INCOME (LOSS)	$536,889	$2,133

THE ANGELOFF COMPANY
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JANUARY 31, 2007 AND 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	2007	2006
Cash received from operations	$367,393	$278,395
Cash paid to employees and suppliers	(262,647)	(287,741)
Interest received	18,469	2,171
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	123,215	(7,175)
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of investments	(344,015)	0
Proceeds from sales of investments	784,295	0
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	440,280	0
CASH FLOW FROM FINANCING ACTIVITIES		
Profit distributions	(560,000)	(18,000)
NET CASH (USED IN) FINANCING ACTIVITIES	(560,000)	(18,000)
NET INCREASE (DECREASE) IN CASH	3,495	(25,175)
CASH at Beginning of Year	50,053	75,228
CASH at End of Year	$53,548	$50,053

RECONCILIATION OF INCREASE IN NET ASSETS TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Net Income	$536,889	$2,133
Realized (gain) loss	(422,508)	0
Unrealized (gain) loss	1,317	(458)
Adjustments to reconcile increase in net assets to cash provided by operating activities:		
(Increase) Decrease in:		
Accounts Receivable	(21)	(2,116)
Deposits and Prepaid Expenses	1,200	(2,034)
(Decrease) Increase in:		
Accounts Payable and Accrued Expense	(1,762)	0
Taxes payable	8,100	(4,800)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$123,215	($7,275)
Supplemental cash flows disclosures:		
Income tax paid	$800	$6,118

THE ANGELOFF COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
JANUARY 31, 2007 AND 2006

	2007	2006
Stockholder's Equity		
Balance at beginning of year	$82,410	$98,277
Net income	536,889	2,133
Profit distribution	(560,000)	(18,000)
Balance at end of year	$59,299	$82,410

THE ANGELOFF COMPANY
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2007 AND 2006

NOTE A - Nature of Activities

The Company was incorporated in California to operate as a registered broker dealer as a member of the National Association of Securities Dealers, Inc. Securities transactions and the related commission revenue and expense are recorded on a settlement date basis, generally the next business day following the transaction. The financial statement effect of recording these transactions at settlement date rather than on the transaction date is not significant.

NOTE B - Accounting Policies

Revenue Recognition
The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Risks and Uncertainties
The Company believes that the diversity and breadth of the Company's product and service offering, customers and the general stability of the economies in the markets in which it operates significantly mitigates the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, or composition of its markets.

Estimates
Management uses estimates and assumptions in preparing financial statements in accordance with the accrual basis of accounting. Those estimates and assumptions affect the reported amounts of assets and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Receivable
All accounts are current and have been determined to be fully collectible and no adjustment or allowance has been made for bad debts.

Investments
Investments that were held during the year ended January 31, 2007 and 2006 consisted of stocks and stock warrants.

Investments were comprised of the following at January 31, 2007 and 2006:

Type of Investments	2007	2006
Stocks	$ 10,423	$ 9,407
Stock warrants	0	20,105
Total	$ 10,423	$ 29,512

Property and Equipment
Property and equipment are carried at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, as follows:

Leasehold Improvements	Balance of lease at time of acquisition
Furniture and Fixtures	5 years
Office Equipment	3 to 5 years

THE ANGELOFF COMPANY
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
JANUARY 31, 2007 AND 2006

NOTE B - Accounting Policies

Customer Transactions
The Company does not hold inventory for customers. All funds belonging to customers are held in a separate bank account for the exclusive benefit of customers. Securities transactions, other than mutual fund transactions, are cleared through another broker-dealer on a fully disclosed basis.

Advertising
Advertising costs are expensed in the year incurred.

NOTE C – Cash

The Company maintains its cash balances at banks located in Los Angeles, California. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At January 31, 2007 and 2006, there were no uninsured balances.

NOTE D – Compensated Absences

All full time regular covered employees are eligible for vacation with pay according to the following schedule: After one (1) full year of continuous full time employment ten (10) days of vacation, and after three (3) full years of continuous full time employment fifteen (15) days of vacation. The date of employment on a full time permanent basis will be considered the anniversary date for vacation purposes. When a regular full time employee has completed fifty-two (52) weeks of continuous employment he/she will be considered as having earned the aforementioned vacation benefits. At the end of each year and at termination, employees are paid for any accumulated annual vacation leave. As of January 31, 2007 vacation liability exists in the amount of $238.

NOTE E - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At January 31, 2007 and 2006, the Company had net capital requirements of $5,000 and net capital of approximately $54,069 and $56,049 respectively.

NOTE F - Customer Protection Rule Exemption

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

NOTE G – Lease Obligation

The Company leases office space and certain equipment under non-cancelable operating. Rental expenses for these leases consisted of $41,453 and $37,881 for the years ended January 31, 2007 and 2006, respectively. The Company has future minimum lease obligations as follows:

Fiscal year ending January 31,

2008	$	23,657
2009		19,386
2010		19,971
2011		1,668
Total	$	64,682

SUPPLEMENTAL SCHEDULES

THE ANGELOFF COMPANY
RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS II
JANUARY 31, 2007 AND 2006

Schedule II

	2007	2006
NET CAPITAL PER FOCUS II REPORT	$63,971	$79,565
Increase (Decrease) in Income due to audit adjustments	(6,201)	1,316
(Increase) Decrease in Non Allowable Assets	(2,137)	(3,316)
(Increase) Decrease in Hair Cuts	(1,563)	(21,516)
NET CAPITAL	$54,070	$56,049

RECONCILIATION OF AUDIT ADJUSTMENTS:

	2007	2006
Increase in accounts receivable	$2,137	$2,116
Increase in accrued expense	(238)	(2,000)
Provision for income tax	(8,100)	1,200
Increase (Decrease) in income due to audit adjustments	($6,201)	$1,316

THE ANGELOFF COMPANY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C-3-3
JANUARY 31, 2007 AND 2006

Schedule III

The Angeloff Company relies on Section K (2) (ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lichter, Yu & Associates

San Diego, California
March 12, 2007

END